Aspen Group, Inc.
224 West 30th Street, Suite 604
New York, New York 10001

August 21, 2012

VIA EDGAR
Ms. Leigh Ann Schultz
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20546

Re:           Aspen Group, Inc.

Dear Ms. Schultz:

This letter is in response to the Staff’s oral comment received August 20, 2012 concerning the propriety of Aspen Group, Inc. (the “Company”) carrying an account receivable (the “Receivable”) from Higher Education Management Group, Inc. (“HEMG”) as a current asset on its balance sheet at December 31, 2011 and 2010 and at March 31, 2012 and as a non-current asset at June 30, 2012.  The Company believes its accounting treatment of the Receivable from HEMG to be appropriate as follows:

The Receivable is Acknowledged by the Debtor and the Debtor has Provided Collateral to Secure the Receivable

Mr. Patrick Spada, the Company’s former Chairman and the President of HEMG, has never contested this payment obligation as it originated from executed marketing agreements with HEMG and UCCs were filed, and in fact, subsequent agreements have been executed evidencing the obligation.  In order to secure its payment obligation, in September 2011, Mr. Spada pledged shares of the Company’s capital stock owned by HEMG (the “Pledged Shares”) as collateral for the Receivable.  In April 2012, the Company entered into an agreement with Mr. Spada and HEMG agreeing to extend the due date of the Receivable to September 2014.  In the event the Receivable is not repaid by the due date, the Company will foreclose on the Pledged Shares and either sell them to a third party or cancel them.

Additional Shares Pledged by the Company’s CEO

Because the Pledged Shares were not enough to fully secure the Receivable, Michael Mathews, the Company's CEO, pledged an additional 117,000 shares.  The total value of the shares pledged by Mr. Mathews and the Pledged Shares were valued at $772,793 at December 31, 2011 and March 31, 2012.  It could be argued that the treatment of the Receivable should be similar to that of the other secured receivable of approximately $2.2 million for which the December 31, 2011 and 2010 as well as the March 31, 2012 consolidated financial statements were restated.  This situation is different, however, in that in this case the debtor acknowledges its obligation to the Company.  Regardless, the value of the collateral shares pledged by the Company’s current CEO is viewed as not material at those balance sheet dates.

Classification of the Receivable as Current or Non-Current and Revaluation at June 30, 2012

The Receivable was appropriately classified as current at December 31, 2011 and 2010 and at March 31, 2012 based on the current default nature of the Receivable at those dates and the general concept under GAAP that a current asset does not necessarily result in cash to the Company but may result in in-kind proceeds or other benefits that provide value to shareholders.  In this case, foreclosure of the collateral would result in, at worst, a reduction of outstanding shares providing an anti-dilutive effect to existing shareholders or, at best, the sale of the shares to third parties resulting in cash proceeds to the Company.  In April 2012, the debtor was provided an extension of payment until September 2014 and, accordingly, the Receivable was reclassified to a non-current asset on the June 30, 2012 balance sheet.  Additionally, at June 30, 2012, a 40% valuation allowance was recognized on the Receivable based on an anticipated reduction in the collateral value due to a potential near term equity offering at a price below the original share valuation amount.  Accordingly, at June 30, 2012, the Company recognized an allowance of approximately $310,000 on the Receivable, thus reducing the net realizable value of the Receivable to approximately $463,000.  Management intends on monitoring the valuation of the Receivable closely on a prospective basis and maintaining a conservative allowance.  In addition, the Receivable shall remain a non-current asset prospectively until the Receivable is settled.

Based on the foregoing, the Company believes its accounting treatment and valuation of the Receivable is appropriate.  If you would like to discuss this matter further, please contact Michael Harris, our legal counsel at (561) 471-3507.

Very truly yours,

/s/ David Garrity

David Garrity,
Chief Financial Officer